                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13G/A

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                             Desktop Data, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 27057H-10-1
                               (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 10 Pages

CUSIP No. 27057H-10-1             13G/A                   Page 2 of 10 Pages
          -----------                                         ---  ----

1   NAME OF REPORTING PERSON

    William Blair Venture Partners III Limited Partnership
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois

     NUMBER OF             5           SOLE VOTING POWER

       SHARES                          -0-

    BENEFICIALLY           6           SHARED VOTING POWER

      OWNED BY                         213,120 Shares

        EACH               7           SOLE DISPOSITIVE POWER

      REPORTING                        -0-

       PERSON              8           SHARED DISPOSITIVE POWER

        WITH                           213,120 Shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    213,120 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    2.43%

12  TYPE OF REPORTING PERSON*

    PN


                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 27057H-10-1             13G/A                   Page 3 of 10 Pages
          -----------                                         ---  ----

1   NAME OF REPORTING PERSON

    William Blair Venture Management Company
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois

     NUMBER OF             5           SOLE VOTING POWER

       SHARES                          -0-

    BENEFICIALLY           6           SHARED VOTING POWER

      OWNED BY                         213,120 Shares

        EACH               7           SOLE DISPOSITIVE POWER

     REPORTING                         -0-

       PERSON              8           SHARED DISPOSITIVE POWER

        WITH                           213,120 Shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    213,120 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    2.43%

12  TYPE OF REPORTING PERSON*

    PN


                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 27057H-10-1             13G/A                   Page 4 of 10 Pages
          -----------                                         ---  ----

1   NAME OF REPORTING PERSON

    Samuel B. Guren
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois

     NUMBER OF             5           SOLE VOTING POWER

      SHARES                           -0-

    BENEFICIALLY           6           SHARED VOTING POWER

      OWNED BY                         213,120 Shares

        EACH               7           SOLE DISPOSITIVE POWER

      REPORTING                        -0-

        PERSON             8           SHARED DISPOSITIVE POWER

         WITH                          213,120 Shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    213,120 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    2.43%

12  TYPE OF REPORTING PERSON*

    IN


                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 27057H-10-1              13G/A                   Page 5 of 10 Pages
          -----------                                          ---  ----

1   NAME OF REPORTING PERSON

    William Blair & Company, L.L.C.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

     NUMBER OF             5           SOLE VOTING POWER

       SHARES                          -0-

    BENEFICIALLY           6           SHARED VOTING POWER

       OWNED BY                        213,120 Shares

         EACH              7           SOLE DISPOSITIVE POWER

      REPORTING                        -0-

        PERSON             8           SHARED DISPOSITIVE POWER

         WITH                          213,120 Shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    213,120 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    2.43%

12  TYPE OF REPORTING PERSON*

    PN


                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 1
                               TO SCHEDULE 13G



ITEM 1(a)     NAME OF ISSUER:

              Desktop Data, Inc.

ITEM 1(b)     NAME OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              80 Blanchard Road
              Burlington, MA  01803

ITEM 2(a)     NAME OF PERSON FILING:

              -       William Blair Venture Partners III Limited
                      Partnership ("VPIII")
              -       William Blair Venture Management Company ("Venture
                      Management")
              -       Samuel B. Guren ("Guren")
              -       William Blair & Company ("Blair")

ITEM 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              222 West Adams Street
              Chicago, Illinois  60606

ITEM 2(c)     CITIZENSHIP

              VPIII is an Illinois limited partnership. Venture Management and Blair are Illinois general partnerships. Guren is a United States citizen.

ITEM 2(d)     TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.01 per share (the "Shares")

ITEM 2(e)     CUSIP NO.:

              27057H-10-1

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

              This statement is not being filed pursuant to Rules 13d-1(b) or 13d-2(b).

ITEM 4 OWNERSHIP

              (a)    Amount Beneficially Owned:  213,120 Shares

              (b)    Percent of Class:  2.43%

              (c)    Number of shares as to which such person has:

                     (is)  Sole power to vote or to direct the vote:

                           None



                             Pages 6 of 13 Pages

              (ii)   Shared power to vote or to direct the vote:

                           213,120

              (iii)  Sole power to dispose or to direct the disposition of:

                           None

              (iv)   Shared power to dispose or to direct the disposition of:

                           213,120 Shares


              VPIII directly beneficially owns 213,120 Shares on behalf of its partners. By virtue of being general partner of VPIII, Venture Manager may be deemed to possess indirect beneficial ownership of the Shares. By virtue of being managing partner of Venture Management, Guren may be deemed to possess indirect beneficial ownership of the Shares. By virtue of being general partner of Venture Management with the right to veto investment decisions made by Venture Management, Blair may be deemed to possess indirect beneficial ownership of the Shares. By virtue of being partners of Venture Management or Blair, the individuals listed on Annex is hereto may be deemed to possess indirect beneficial ownership of the Shares. Guren and Blair share power to vote or to direct the vote and share power to dispose or to direct the deposition of the Shares. No individual has sole power to vote, to direct to vote, to dispose of or to direct the disposition of the Shares.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              This statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than 5% of the outstanding Common Stock

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
       ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not applicable

ITEM 9  NOTICE OF DISSOLUTION OF GROUP:

              Not applicable

ITEM 10       CERTIFICATION:

              Not applicable




                             Page 7 of 13 Pages

                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, is certify that the information set forth in this statement is true, complete and correct.

Date:  April __, 1997


                                         WILLIAM BLAIR & COMPANY, L.L.C.

                                         By:  _______________________________

                                         Its: Chief Financial Officer





                             Page 8 of 13 Pages

                                  EXHIBIT I
                                  ---------

                     SCHEDULE 13G JOINT FILING AGREEMENT

              The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

              (is) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this
Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

              (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

              This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.


Date:  April 2, 1997.

                                      WILLIAM BLAIR VENTURE PARTNER III
                                          LIMITED PARTNERSHIP


                                      By:    William Blair Venture
                                             Management Company
                                      Its:   General Partner

                                      By:    /s/Ellen Carnahan
                                             -------------------------------
                                      Its:   General Partner

                                      WILLIAM BLAIR VENTURE
                                      MANAGEMENT
                                             COMPANY

                                      By:
                                             -------------------------------
                                      Its:   General Partner


                                             /s/Samuel B. Guren
                                             -------------------------------
                                             SAMUEL B. GUREN

                                             WILLIAM BLAIR & COMPANY, L.L.C.


                                      By:    /s/Alex Campbell
                                             -------------------------------
                                      Its:   Chief Financial Officer



                             Page 9 of 13 Pages

                                   ANNEX I


                   GENERAL PARTNERS OF VENTURE MANAGEMENT


              Set forth below are the names and present principal occupations of the general partners of Venture Management. Except as otherwise set forth below, the principal business address of each such person is 222 West Adams Street, Chicago, Illinois 60606. All of the persons listed below are United States citizens.

GENERAL PARTNER                  PRINCIPAL OCCUPATION
----------------                 --------------------

Gregg S. Newmark                 Venture Capitalist

Ellen Carnahan                   Venture Capitalist

Samuel B. Guren                  Venture Capitalist




            GENERAL PRINCIPALS OF WILLIAM BLAIR & COMPANY, L.L.C.


     The following table sets forth the name, business address and current principal occupation or employment of each of the general principals of William Blair & Company, L.L.C. Unless otherwise indicated, all occupations, offices or positions of employment listed opposite an individual's name have been held by such individual with Blair for at least five years. Each individual listed below is a citizen of the United States except Christoph B. Fuchs and Albert J. Lacher, who are citizens of Switzerland, Kurt L. Buechel, who is a citizen of Liechtenstein and Stefan P. Chaligne, who is a citizen of France. Unless otherwise indicated, the business address of each partner is 222 West Adams Street, Chicago, Illinois.




                             Page 10 of 13 Pages

WILLIAM BLAIR & COMPANY, L.L.C.     CURRENT PRINCIPAL OCCUPATION
LIST OF PRINCIPALS AT JAN, 1,       OR EMPLOYMENT AND FIVE-YEAR
1997 NAME (CITIZENSHIP)             EMPLOYMENT HISTORY

JAMES J. ARADO                      Broker
STEVEN J. ASHBY                     Manager-Operations
NOLAN H. BAIRD, JR.                 Investment Manager;Executive Vice President,
                                    Stein Roe & Farnham 6/60 to 5/95
MICHAEL P. BALKIN                   Broker
JAMES L. BARBER                     Manager-Investment Management
MICHAEL W. BARONE                   Trader
ROBERT R. BARTELS                   Research Analyst
ROSS BAUMGARTEN                     Broker
JOHN H. BEEBE JR.                   Broker
BOWEN BLAIR                         Investment Manager
EDWARD MCC. BLAIR                   Investment Banker
EDWARD MCC. BLAIR, JR.              Investment Banker
MARK G. BRADY                       Investment Banker
JOHN J. BRANSFIELD, JR.             Broker
KATHLEEN WIELAND BROWN              Manager-Compliance
KURT L. BUECHEL (Liechtenstein)     Broker
HARVEY H. BUNDY III                 Manager-Research
W. NEWTON BURDICK III               Manager-MIS
BERNARD L. BURNSTINE                Broker
JOSEPH J. BURRELLO                  Trader
MADELYN S. BYRNE                    Broker
STEPHEN CAMPBELL                    Manager-Financial Control
RUSSELL R. CAMPION                  Broker
ELLEN CARNAHAN                      Venture Capital Professional
JOHN L. CARTON                      Corporate Finance Professional
ROBERT W. CARTWRIGHT                Broker
STEFAN P. CHALIGNE (France)         Broker
DAVID G. CHANDLER                   Merchant Banker
MARC W. CHRISTMAN                   Broker
MICHELLE L. COLLINS                 Broker
E. DAVID COOLIDGE III               Managing Principal
CHRISTOPHER A. COTTER               Broker
RICHARD D. COUGHLIN                 Broker
RAYMOND F. COYNE                    Broker
THOMAS J. CROGHAN                   Broker; First VP Sales, Smith Barney
                                    8/83 to 4/93
MICHAEL T. DAVIS                    Broker
EDWARD J. DELLIN                    Broker
JOHN M. DRAPER                      Broker
STEPHEN E. ELKINS                   Broker
RONALD D. EMERICK                   Corporate Finance Professional; Private
                                    Placements, Robertson, Stephens & Co.
                                    6/89 to 1/93
JOHN R. ETTELSON                    Broker
CHRISTINE N. EVANS KELLY            Public Finance Professional
DAVID T. FARINA                     Research Analyst; Student to 6/92
FRANCIS C. FARWELL                  Broker
F. CONRAD FISCHER                   Investment Manager
GARY J. FISHER                      Trader
THOMAS A. FITZSIMMONS              Broker


                             Page 11 of 13 Pages

ROBERT C. FIX                    Broker
PAUL W. FRANKE                   Broker
CHARLES W. FREEBURG              Public Finance Professional
CHRISTOPH B. FUCHS (Switzerland) Broker
MARK A. FULLER III               Broker
JOHN R. GARDNER                  Broker
MICHAEL D. GENTILE               Broker
RICHARD D. GOTTFRED              Broker
JOHN K. GREENE                   Investment Manager
THOMAS L. GREENE                 Trader
J. TERRY HEATH                   Broker
DWIGHT E. HELM                   Research Analyst
JAMES P. HICKEY                  Research Analyst
JOHN H. HICKS                    Broker
CHARLES H. HODGES IV             Broker
MORTIMER G. HUBER                Broker
WILLIAM IANNESSA                 Trader
EDGAR D. JANNOTTA                Manager-Capital Partners
EDGAR D. JANNOTTA, JR.           Investment Banker
STEPHEN D. JACOBSON              Public Finance Professional
RICHARD S. KAPLAN                Research Analyst
THEODORE C. KAUSS, JR.           Investment Manager;
                                 Selected Financial Services 7/92-11/93,
                                 Continental Bank 2/63-7/92
JOHN P. KAYSER                   Chief Financial Officer
KATHLEEN KIDDER                  Trader
RICHARD M. KING                  Corporate Finance Professional
RICHARD P. KIPHART               Corporate Finance Professional
JAMES S. KOWSKI                  Broker
ANTHONY J. KRISS                 Trader
THOMAS R. KULLY                  Research Analyst
ALBERT J. LACHER (Switzerland)   Manager-International-Broker
JOSEPH F. LAMANNA                Broker
LOUISE LANE                      Broker
ROBERT C. LANPHIER IV            Broker
ALAN A. LAZZARA                  Broker
LAURA J. LEDERMAN                Research Analyst
JAMES W. MABIE                   Broker
TIMOTHY J. MACKENZIE             Merchant Banker Professional;
                                 Merchant Banker Professional,
                                 Fiduciary Capital 8/90 to 12/92
LOUI L. MARVER                   Broker
CHARLES M. MCDONALD              Research Analyst
JAMES D. MCKINNEY                Manager-Fixed Income
CARLETTE C. MCMULLAN             Broker
JAMES M. MCMULLAN                Manager-Retail Sales
ARDA M. MINOCHERHOMJEE           Research Analyst;
                                 Vice President, Chicago Corp.
                                 2/89 to 2/92
JUDITH B. MORLEY                 Broker
RICHARD F. MORRIS                Broker
DAVID W. MORRISON                Public Finance Professional
TERRENCE G. MULDOON              Manager-Operations Systems
TIMOTHY M. MURRAY                Merchant Banking Professional
BENTLEY M. MYER                  Portfolio Manager


                             Page 12 of 13 Pages

ROBERT D. NEWMAN               Investment Manager-Financial Analyst
GREGG S. NEWMARK               Venture Capital Professional
JOHN P. NICHOLAS               Investment Manager
DAVID G. O'NEILL               Research Analyst
THOMAS P. OWEN                 Broker
R. SCOTT PATTERSON             Corporate Finance Professional
WILLIAM C. PERLITZ             Broker
L. RICHARD PETRACCA III        Broker
DAVID C. PHILLIPS              Broker
MICHAEL A. PITT                Manager-Syndicate Department
THOMAS S. POSTEK               Research Analyst
GREGORY J. PUSINELLI           Investment Manager;
                               Sr. VP, Stein Roe & Farnham
                               12/86 to 2/95
PHILIP W. REITZ                Corporate Finance Professional, Assoc. VP
WILILAM J. RODDY               Broker; VP Institutional Sales, C.S. First Boston
                               7/92 to 7/94, Kemper Securities 7/87 to 7/92
ERIC B. ROWLEY                 Broker
STEVEN M. RYAN                 Broker
ALFRED J. SALVINO              Broker
NEAL L. SELTZER                Investment Manager
BARBARA J. SEMENS              Broker
RICHARD K. SHEINER             Merchant Banking Professional
TERRANCE M. SHIPP              Merchant Banking Professional
RITA J. SPITZ                  Broker
RONALD B. STANSELL             Broker
DAVID M. STONE                 Investment Manager
THOMAS H. STORY                Investment Manager
JOHN A. SVOBODA                Corporate Finance Professional
RAYMOND J. TEBOREK             Investment Manager
MARK A. TIMMERMAN              Broker
NORBERT W. TRUDERUNG           Investment Manager
W. JAMES TRUETTNER JR.         Investment Manager
MARC J. WALFISH                Merchant Banking Professional
JAMES E. WASHBURN              Broker
DANIEL A. WEISS                Marketing Professional; Marketing Manager,
                               Statford Advisory Group 10/90 to 5/93
DANIEL J. WILSON               Broker
ROBERT V. WITTIG               Broker
DALE WEST WYANT                Broker
KARL H. VELDE JR.              Broker



                             Page 13 of 13 Pages